UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MARCH 18, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SOY ENERGY, LLC

File No. 0-53112 - CF#21639

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Soy Energy, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.6 to Form to Form 10 filed on February 28, 2008, as modified by the same contract refiled with fewer redactions as Exhibit 10.6 to the Form 10-Q filed on March 17, 2009.

Based on representations by Soy Energy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.6   through March 26, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel